
Mail Stop 3561

June 5, 2017

Nicholas Goodman
Chief Financial Officer
Brookfield Renewable Partners LP
73 Front Street, 5th floor
Hamilton HM 12 Bermuda

      **Re: Brookfield Renewable Partners LP
             Form 20-F for the Fiscal Year Ended December 31, 2016
             Filed March 1, 2017
             File No. 1-35530**

Dear Mr. Goodman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief
      Office of Consumer Products